Exhibit 99.1

AVINO SILVER & GOLD MINES LTD.

Interim Consolidated Financial Statements

For the nine months ended September 30, 2010 and 2009

(unaudited)

Notice to Readers

Under National Instrument 51-102, Part 4.3 (3)(a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited interim financial statements of the Company have been prepared by and are the responsibility of the Company’s management and approved by the Board of Directors of the Company and have not been reviewed by the Company’s independent auditor.

AVINO SILVER & GOLD MINES LTD.
Interim Consolidated Balance Sheets
Expressed in Canadian dollars
(Unaudited)

	September 30, 2010	December 31, 2009
		(audited)

ASSETS
Current
Cash and cash equivalents	$1,177,101	$2,829,605
Interest receivable	-	146
Sales tax recoverable (Note 6)	174,051	88,725
Prepaid expenses and other assets	54,270	49,614
Advance due from a related party (Note 12(a))	6,000	-
	1,411,422	2,968,090

Property, Plant & Equipment (Note 5)	1,670,603	1,455,146
Reclamation Bonds	5,500	5,500
Mineral Properties (Note 7)	15,489,758	14,573,506
Investments in Related Companies (Note 8)	376,433	204,036
	$18,953,716	$19,206,278

LIABILITIES
Current
Accounts payable and accrued liabilities	$302,677	$382,482
Amounts due to related parties (Note 12(b))	147,056	164,690
	449,733	547,172
Future income tax liability	1,694,007	1,694,007
	2,143,740	2,241,179
SHAREHOLDERS' EQUITY
Share Capital (Note 10)	33,296,509	33,112,072
Contributed Surplus	8,309,444	8,131,629
Treasury Shares (14,180 Shares, at cost)	(101,869)	(101,869)
	41,504,084	41,141,832
Accumulated other comprehensive loss	166,348	(6,049)
Deficit	(24,860,456)	(24,170,684)
	(24,694,108)	(24,176,733)
	16,809,976	16,965,099
	$18,953,716	$19,206,278

Nature of Operations – Note 1
Subsequent Events – Note 17

Approved by the Board of Directors:

“Gary Robertson”	Director	“David Wolfin”	Director

The accompanying notes are an integral part of these interim consolidated financial statements

AVINO SILVER & GOLD MINES LTD.
Interim Consolidated Statements of Operations and Comprehensive Loss
Expressed in Canadian dollars
(Unaudited)

	Three months ended September 30,		Nine months ended September 30,
	2010	2009	2010	2009

Operating and Administrative Expenses
Amortization	$531	$60	$1,112	$180
General exploration	8,362	42	11,877	188
Investor relations	19,741	20,490	78,587	68,767
Management fees	24,000	24,000	72,000	72,000
Office and miscellaneous	24,927	21,885	54,716	75,423
Professional fees	1,536	36,361	35,196	91,808
Regulatory and compliance fees	6,905	5,037	22,079	22,471
Salaries and benefits	26,762	19,471	76,768	63,013
Sales tax (recovery) write-down (Note 6)	-	(170,548)	-	(176,323)
Stock-based compensation (Note 11)	244,877	263,720	281,627	263,720
Travel and promotion	10,344	10,713	31,106	24,930
	367,985	231,231	665,068	506,177

Other Income (Expenses)
Interest income	261	21,551	6,890	47,737
Foreign exchange gain (loss)	(18,721)	168,135	(31,594)	187,579
NET LOSS	(386,445)	(41,545)	(689,772)	(270,861)

Other Comprehensive Income
Unrealized gain on investments in related companies (Note 8)	94,648	1,465	172,397	100,491

COMPREHENSIVE LOSS	$(291,797)	$(40,080)	$(517,375)	$(170,370)

Loss per Share - Basic and Diluted	$(0.02)	$(0.00)	$(0.03)	$(0.01)

Weighted Average Number of Shares Outstanding	20,604,917	20,584,727	20,591,531	20,584,727

The accompanying notes are an integral part of these interim consolidated financial statements

AVINO SILVER & GOLD MINES LTD.
Interim Consolidated Statements of Shareholders’ Equity
For the nine months ended September 30, 2010
Expressed in Canadian dollars
(Unaudited)

	Number of Common Shares	Share Capital	Treasury Shares	Contributed Surplus	Deficit	Accumulated Other Comprehensive Income (Loss)	Total Shareholders’ Equity

Balance, December 31, 2007	20,584,727	$33,112,072	$(101,869)	$7,287,742	$(21,644,049)	$4,630	$18,658,526

Net loss for the year	-	-	-	-	(1,538,876)	-	(1,538,876)
Unrealized loss on investments	-	-	-	-	-	(108,196)	(108,196)
Stock-based compensation	-	-	-	606,000	-	-	606,000

Balance, December 31, 2008	20,584,727	33,112,072	(101,869)	7,893,742	(23,182,925)	(103,566)	17,617,454

Net loss for the year	-	-	-	-	(987,759)	-	(987,759)
Unrealized gain on investments	-	-	-	-	-	97,517	97,517
Stock-based compensation (Note 11)	-	-	-	237,887	-	-	237,887

Balance, December 31, 2009	20,584,727	33,112,072	(101,869)	8,131,629	(24,170,684)	(6,049)	16,965,099

Net loss for the period	-	-	-	-	(689,772)	-	(689,772)
Unrealized gain on investments	-	-	-	-	-	172,397	172,397
Exercise of options	107,500	80,625	-	-	-	-	80,625
Stock-based compensation (Note 11)	-	-	-	281,627	-	-	281,627
Fair value of stock options exercised	-	103,812	-	(103,812)	-	-	-

Balance, September 30, 2010	20,692,227	$33,296,509	$(101,869)	8,309,444	$(24,860,456)	$166,348	$16,809,976

The accompanying notes are an integral part of these interim consolidated financial statements

AVINO SILVER & GOLD MINES LTD.
Interim Consolidated Statements of Cash Flows
Expressed in Canadian dollars
(Unaudited)

	Three months ended September 30,		Nine months ended September 30,
	2010	2009	2010	2009

CASH PROVIDED BY (USED IN):

OPERATING ACTIVITIES
Net loss	$(386,445)	$(41,545)	$(689,772)	$(270,861)
Adjustments for non-cash items:
Amortization	531	60	1,112	180
Sales tax write-down provision	-	(170,548)	-	(176,323)
Stock-based compensation	244,877	263,720	281,627	263,720

	(141,037)	51,687	(407,033)	(183,284)

Net change in non-cash working capital (Note 9)	(38,319)	211,031	(193,275)	373,237

	(179,356)	262,718	(600,275)	189,950

FINANCING ACTIVITES
Shares issued for cash	80,625	-	80,625	-

INVESTING ACTIVITIES
Mineral property exploration expenditures	(147,640)	(130,182)	(916,252)	(294,977)
Property, plant and equipment purchases	(91,454)	(55,602)	(216,569)	(55,602)

	(239,094)	(185,784)	(1,132,821)	(350,579)

Increase (decrease) in cash and cash equivalents	(337,825)	76,934	(1,652,504)	(160,629)

CASH AND CASH EQUIVALENTS, Beginning	1,514,926	3,337,678	2,829,605	3,575,241

CASH AND CASH EQUIVALENTS, Ending	$1,177,101	$3,414,612	$1,177,101	$3,414,612

SUPPLEMENTARY CASH FLOW DISCLOSURES
Cash paid for:
Interest expense	$-	$-	$-	$-
Income taxes	-	-	-	-

The accompanying notes are an integral part of these interim consolidated financial statements

AVINO SILVER & GOLD MINES LTD.
Notes to the Interim Consolidated Financial Statements
For the nine months ended September 30, 2010
Express in Canadian dollars
(Unaudited)

1.	NATURE OF OPERATIONS

Avino Silver & Gold Mines Ltd. (the “Company” or “Avino”) was incorporated in 1969 under the laws of the Province of British Columbia, Canada. The Company’s principal business activities include the acquisition, exploration and development of mineral properties. The Company owns interests in mineral properties located in Durango, Mexico and in British Columbia and the Yukon, Canada.

The Company is in the exploration stage and is in the process of determining whether these properties contain ore reserves which are economically recoverable.

The recoverability of amounts recorded as mineral properties and related deferred costs is dependent upon the discovery of economically recoverable reserves, maintenance of the Company’s legal interests in its mineral claims, obtaining further financing for exploration and development of its mineral claims, re-development of its mining and processing operations and commencement of future profitable production, or receiving proceeds from the sale of all or an interest in its mineral properties.

These interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) applicable to a going concern, which assume that the Company will realize its assets and discharge its liabilities in the normal course of business. The Company will be required to raise new financing through the sale of shares or issuance of debt to continue with the exploration and development of its mineral properties. Although management intends to secure additional financing as may be required, there can be no assurance that management will be successful in its efforts to secure additional financing or that it will ever develop a self-supporting business. These factors together raise substantial doubt about the Company’s ability to continue as a going concern. These interim consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

2.	SIGNIFICANT ACCOUNTING POLICIES

i)
Basis of presentation

These unaudited interim consolidated financial statements have been prepared in Canadian Dollars in accordance with Canadian GAAP with respect to the preparation of interim financial statements. Accordingly, they do not include all of the information and disclosures required by Canadian GAAP for annual financial statements. The accounting policies are the same for the interim financial statements as those described in the audited annual financial statements and the notes thereto for the year ended December 31, 2009.

The interim financial statements include the accounts of the Company and its Mexican subsidiaries. All significant inter-company balances and transactions have been eliminated on consolidation. The Company’s Mexican subsidiaries are Oniva Silver and Gold Mines S.A., (“Oniva Silver”) which is wholly-owned, Promotora Avino, S.A. De C.V. (“Promotora”) in which the Company has a direct 79.09% ownership, and Compania Minera Mexicana de Avino, S.A. de C.V. (“Cia Minera”) in which the Company has a 96.60% direct ownership and an additional 2.68% indirect effective ownership held through Promotora. The ownership interests in Cia Minera combine for an effective 99.28% held by the Company as at September 30, 2010 (see Note 4).

These interim consolidated financial statements include the net assets and operations of the Promotora and Cia Minera subsidiaries on a consolidated basis beginning from July 17, 2006 onward.

AVINO SILVER & GOLD MINES LTD.
Notes to the Interim Consolidated Financial Statements
For the nine months ended September 30, 2010
Express in Canadian dollars
(Unaudited)

2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

ii)	Recent accounting pronouncements

(a)
In February 2008, the CICA announced that Canadian GAAP for publicly accountable enterprises will be replaced by International Financial Reporting Standards (“IFRS”) for interim and annual financial statements for fiscal years beginning on or after January 1, 2011. The standard also requires that comparative figures for 2010 be based on IFRS. The Company is currently in the process of developing and implementing its transition plan and continues to monitor updates issued by the IASB to identify their impact on the financial statements. The Company will continue to invest in training and the necessary resources to complete the transition. The transition will require the restatement for comparative purposes of amounts reported by the Company for reporting periods beginning after January 1, 2010.

(b)
CICA Section 1582 Business Combinations, which replaces Section 1581, Business Combinations; CICA Section 1601 Consolidated Financial Statement and Section 1602 Non-Controlling Interests, which replace Section 1600, Consolidated Financial Statements. These new standards are based on the International Financial Reporting Standard 3, Business Combinations. These new standards replace the existing guidance on business combination and consolidated financial statements. These new standards require that most assets acquired and liabilities assumed, including contingent liabilities, to be measured at fair value and all acquisition costs to be expensed. These new standards also require non-controlling interests to be recognized as a separate component of equity and net earnings to be calculated without a deduction for non-controlling interests. The objective of these new standards is to harmonize Canadian accounting for business combinations with the International and United States accounting standards. The new standards are to be applied prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011, with earlier application permitted. This standard is effective for the Company for interim and annual financial statements beginning on January 1, 2011. The Company has not yet determined the impact of the adoption of this change on its consolidated financial statements.

3.	SUBSIDIARY COMPANIA MINERA MEXICANA DE AVINO, S.A. DE C.V.

On February 16, 2009 the Company converted existing loans advanced to its subsidiary Compania Minera Mexicana de Avino, S.A. de C.V. (“Cia Minera”) into new additional shares, resulting in the Company’s ownership increasing by 9.93% to an effective 99.28%. The inter-company loans and the investment in shares of Cia Minera have been eliminated upon consolidation of the financial statements.  The Company had a pre-existing effective ownership interest of 89.35% in Cia Minera during fiscal December 31, 2008 and 2007 prior to the 9.93% increase. The issuance of shares to the Company by Cia Minera on February 16, 2009 resulted in a reduction in the non-controlling interest from 10.65% to 0.72% (see Note 4).

The historic operations of Cia Minera involved the mining of commercial grade ores which produced silver, gold and copper. This plant and mine ceased operations in November 2001 due to low metal prices and the closure of a smelter. The Company is evaluating the re-activation of the mine and has commenced exploration activities on Cia Minera’s mineral properties in the state of Durango, Mexico (see Note 7).

AVINO SILVER & GOLD MINES LTD.
Notes to the Interim Consolidated Financial Statements
For the nine months ended September 30, 2010
Express in Canadian dollars
(Unaudited)

4.	NON-CONTROLLING INTEREST

As at September 30, 2010 the Company has an effective 99.28% interest in its subsidiary Cia Minera, and the remaining 0.72% portion is a non-controlling interest, reflecting a change in ownership interests resulting from the shares that Cia Minera issued to the Company on February 16, 2009 (the “Cia Minera Share Transaction”) as described in Note 3. In fiscal 2008 the non-controlling interest of Cia Minera was 10.65% and the 9.93% change in the fiscal 2009 ownership results in a reduction of the non-controlling interest.

Cia Minera’s operations have generated recurring losses since the Company acquired control of Cia Minera on July 17, 2006 and the owners of the minority interest have not funded and are not required to fund their share of Cia Minera’s net losses and have not demonstrated any commitment for funding.  Accordingly, the non-controlling interest in Cia Minera operating losses are not recognized as a recoverable asset in these financial statements and there is no allocation of consolidated net losses to the minority interests.

The Cia Minera Share Transaction is accounted for as a capital transaction and the funds that were previously advanced to Cia Minera are consolidated in the financial statements as assets, expenditures or deficit according to the full use of the funds in 2009 or past years.  The minority interest has not contributed any assets or funds for Cia Minera’s operations and no past losses have been attributed as recoverable from the minority interest, therefore upon the reduction of the minority interest in fiscal 2009 there are no adjustments affecting the balances presented in the consolidated financial statements.

5.	PROPERTY, PLANT AND EQUIPMENT

	Cost	Accumulated Amortization	September 30, 2010 Net Book Value	December 31, 2010 Net Book Value
Office equipment, furniture and fixtures	$5,512	$4,700	$812	$955
Computer equipment	27,642	7,430	20,212	21,055
Mine mill, machinery and processing plant	1,603,651	-	1,603,651	1,387,082
Mine facilities and equipment	48,416	2,487	45,929	46,054
	$1,685,221	$13,506	$1,670,603	$1,455,146

6.	SALES TAX RECOVERABLE

The Company’s sales tax recoverable consists of the Mexican I.V.A. a Value-Added Tax (“VAT”) and the Canadian Goods and Services Tax (“GST”) recoverable.

	September 30, 2010	December 31, 2009

VAT recoverable	$169,957	$92,706
Write-down provision	(9,031)	(8,873)

VAT net carrying amount	160,926	83,833
GST recoverable	13,125	4,892

Sales tax recoverable	$174,051	$88,725

The Company records the VAT net of a write-down provision, reflecting an estimate of the amount of the VAT recoverable based on past collection history and the length of time amounts are outstanding.

AVINO SILVER & GOLD MINES LTD.
Notes to the Interim Consolidated Financial Statements
For the nine months ended September 30, 2010
Express in Canadian dollars
(Unaudited)

7.	MINERAL PROPERTIES

		British
	Durango	Columbia	Yukon
	Mexico	Canada	Canada	Total

Balance, December 31, 2008	$14,251,649	$608,121	$1,754	$14,861,524

Exploration costs incurred during year:
Assays	9,480	-	-	9,480
Assessment and taxes	40,948	-	-	40,948
Drilling	156,612	-	-	156,612
Geological	143,149	-	-	143,149
Sale of concentrate	(30,089)	-	-	(30,089)
Impairment of mineral properties	-	(608,118)	-	(608,118)
Balance, December 31, 2009	$14,571,749	$3	$1,754	$14,573,506

Exploration costs incurred during period:
Assays	35,775	-	-	35,775
Assessment and taxes	45,859	-	-	45,859
Drilling and exploration	1,011,261	-	-	1,011,261
Geological	143,399	-	750	144,149
Sale of concentrate	(320,792)	-	-	(320,792)
	-	-	-	-

Balance, September 30, 2010	$15,487,251	$3	$2,504	$15,489,758

During the period, the Company entered into sales agreement with an independent company to provide 400 to 600 wet metric tons of wet concentrate from the Company’s Cia Minera subsidiary. The Company is in the exploration stage and therefore proceeds from the sale of concentrate are treated as a reduction in mineral properties.

Under the terms of contract with the independent company, the Company’s concentrate is priced based on quoted market prices during the quotational period published in the Metal Bulletin less treatment and refining charges and penalties.

During the nine month period ending September 30, 2010, the Company recorded concentrate sales of $320,792.

AVINO SILVER & GOLD MINES LTD.
Notes to the Interim Consolidated Financial Statements
For the nine months ended September 30, 2010
Express in Canadian dollars
(Unaudited)

7.	MINERAL PROPERTIES (Continued)

Additional information on the Company’s mineral properties by region is as follows:

(a)
Durango, Mexico

The Company’s subsidiary Cia Minera owns 42 mineral claims and leases 4 mineral claims under leased concessions in the state of Durango, Mexico. The Company’s mineral claims in Mexico are divided into the following four groups:

(i)
Avino mine area property

The Avino mine property is situated around the towns of Panuco de Coronado and San Jose de Avino and surrounding the formerly producing Avino mine. There are four exploration concessions covering 154.4 hectares, 24 exploitation concessions covering 1,284.7 hectares and one leased exploitation concession covering 98.83 hectares.

(ii)	Gomez Palacio property The Gomez Palacio property is located near the town of Gomez Palacio, Durango, Mexico. There are nine exploration concessions covering 2,549 hectares.

(iii)
Papas Quiero property

The Papas Quiero property is located near the village of Papas Quiero, Durango, Mexico. There are four exploration concessions covering 2,552.6 hectares and one exploitation concession covering 602.9 hectares.

(iv)
Unification Las Platosa properties

The Unification Las Platosa properties are situated with the Avino property around the towns of Panuco de Coronado and San Jose de Avino and surrounding the formerly producing Avino mine. Under a royalty agreement covering three mineral concessions, Cia Minera shall pay to Minerales de Avino royalties of 3.5% on mineral extracted, processed and sold from the Unification La Platosa, San Carlos, and San Jose concessions. The royalties are to be calculated on a base of net sales (net smelter payment less the cost of sales) less the process costs at the mine. Two of the leased concessions are discrete and lie under the town of San Jose de Avino. The lease agreement is valid until October 31, 2010. The Company is currently renegotiating the agreement.

(b)	British Columbia, Canada The Company’s mineral claims in British Columbia are divided into the following three properties:

(i)
Aumax property

In 2003 the Company acquired a 100% interest in six Crown granted mineral claims, located in the Lillooet Mining Division of British Columbia, Canada by issuing 200,000 common shares at a price of $0.50 per share and paying $4,000 in cash for total consideration of $104,000. During the January 31, 2007 year end these mineral claims were converted into one claim encompassing all of the original claims.

AVINO SILVER & GOLD MINES LTD.
Notes to the Interim Consolidated Financial Statements
For the nine months ended September 30, 2010
Express in Canadian dollars
(Unaudited)

7.	MINERAL PROPERTIES (Continued)

(b)	British Columbia, Canada (continued)

(ii)
Minto property

The Company has a 100% interest in eight Crown granted mineral claims, eight reverted Crown granted mineral claims and one located mineral claim, situated in the Lillooet Mining Division of British Columbia. During the January 31, 2007 year end these mineral claims were converted into one claim encompassing all of the original claims. The property was written down to a nominal value of $1 in fiscal 2002. The Company recommenced exploration of the property in fiscal 2006 and costs incurred since then have been deferred.

(iii)
Olympic-Kelvin property

The Company has a 100% interest in 20 reverted Crown granted mineral claims, one located mineral claim and three fractions located in the Lillooet Mining Division of British Columbia. The property was written down entirely in fiscal 2002. During the January 31, 2007 year end these original mineral claims and fractions were converted into six claims encompassing all of the original claims. The Company recommenced exploration of the property in fiscal 2004 and costs incurred since then have been deferred.

During the fiscal year ended December 31, 2009, the Company wrote down the value of the three British Columbia properties to a nominal value of $1 each. The Company is keeping all claims in good standing however no exploration is currently planned for these properties.

(c)
Yukon, Canada

In 2003 the Company acquired a 100% interest in 14 quartz leases, located in the Mayo Mining Division of the Yukon, Canada by issuing 200,000 common shares at a price of $0.50 per share for total consideration of $100,000. The property was written down to a nominal value of $1 in fiscal 2006 by a charge to operations of $103,242.

On November 12, 2008 and amended April 1, 2009, the Company entered into an option agreement with Mega Silver Inc. (“Mega Silver”), whereby Mega Silver can earn the excusive right and option to acquire a 100% title and interest in the Eagle Property located in the Yukon Territory.

To earn a 75% interest in the Eagle Property, Mega Silver must:

•	Incur Exploration Costs totalling $7.1 million over five years
•	Make total cash payments of $400,000 over five years to Avino.
•	Issue 500,000 common shares of Mega Silver in Years 4 and 5 to Avino.

After earning a 75% interest, Mega Silver may either elect to form a Joint Venture with Avino, or earn an additional 25% interest, whereby Mega Silver must:

•
Take the property into production, subject to a 2.5% Net Smelter Return, pay the Company $200,000, and $200,000 on or before each yearly anniversary of the production decision until the later of the fifth anniversary or the date of commercial production commences.

During 2008 the Company received $25,000 upon execution of the agreement which was recorded in income.

In 2009 the Company received a notice from Mega Silver which terminated the option agreement.

AVINO SILVER & GOLD MINES LTD.
Notes to the Interim Consolidated Financial Statements
For the nine months ended September 30, 2010
Express in Canadian dollars
(Unaudited)

8.	INVESTMENTS IN RELATED COMPANIES

Investments in related companies comprise the following:

		Accumulated	Fair Value	Fair Value
	Cost	Unrealized Gains	September 30, 2010	December 31, 2009

(a) Bralorne Gold Mines Ltd.	$205,848	$18,088	$223,936	$143,319
(b) Levon Resources Ltd.	4,236	148,260	152,496	60,716
(c) Oniva InternationalServices Corporation	1	-	1	1

	$210,085	$166,348	$376,433	$204,036

During the period, the Company recognized a $172,397 (Sept 30, 2009 - $100,491) unrealized gain on investments in related companies classified as available-for-sale in other comprehensive income, representing the change in fair value during the period.

(a) Bralorne Gold Mines Ltd. (“Bralorne”)

The Company’s investment in Bralorne consists of 179,149 common shares with a quoted market value of $223,936 as at September 30, 2010 (December 31, 2009 - $143,319). Bralorne is a public company with common directors.

(b) Levon Resources Ltd. (“Levon”)

The Company’s investment in Levon consists of 141,200 common shares with a quoted market value of $152,496 as at September 30, 2010 (December 31, 2009 - $60,716). Levon is a public company with common directors.

(c) Oniva International Services Corporation (“Oniva”)

The Company owns a 16.67% interest in Oniva, a private company with common management, which provides office and administration services to the Company. The remaining 83.33% is shared equally between five other companies that are related by some common directors and management. See Note 13 for disclosure on the Company’s commitment to Oniva.

9.	SUPPLEMENTARY CASH FLOW INFORMATION

	Three months ended September 30,		Nine months ended September 30,
	2010	2009	2010	2009
Net change in non-cash working capital items:
Interest receivable	$-	$17	$146	$2,781
Sales taxes recoverable	(10,623)	258,314	(85,326)	484,315
Prepaid expenses	15,357	5,189	(4,656)	(333)
Accounts payable and accrued liabilities	(25,835)	(65,408)	(79,805)	(118,571)
Due from a related party	6,000	-	6,000	-
Due to related parties	(11,218)	12,919	(17,634)	5,042
	$(38,319)	$211,031	$(193,275)	$373,234

10.	SHARE CAPITAL

(a)	Authorized: Unlimited common shares without par value

(b)
Warrants

During the period ended September 30, 2010 there were no warrants issued or exercised. On February 29, 2008, the TSX Venture Exchange approved the extension of the expiry date for the 2,498,750 warrants expiring on March 20, 2008. The new expiry date for these warrants is March 20, 2009. On February 26, 2009, the TSX Venture Exchange granted approval to further extend these warrants to March 20, 2010. During the period, these warrants expired unexercised.

Details of share purchase warrants outstanding are:

	September 30, 2010		December 31, 2009
Expiry Date	Exercise Price	Warrants Outstanding	Exercise Price	Warrants Outstanding

March 20, 2010	$-	-	$2.50	2,498,750

(c)
Stock options

The Company has a stock option plan under which it may grant stock options up to 10% of the Company’s total number of shares issued and outstanding on a non-diluted basis. The stock option plan provides for the granting of stock options to regular employees and persons providing investor-relation or consulting services up to a limit of 5% and 2% respectively of the Company’s total number of issued and outstanding shares per year. The stock options vest on the date of grant, except for those issued to persons providing investor-relation or consulting services, which vest over a period of one year. The option price must be greater or equal to the discounted market price on the grant date and the option term cannot exceed five years from the grant date.

	Underlying Shares	Weighted Average Exercised Price

Stock options outstanding, December 31, 2008	1,854,500	$2.85
Granted	160,000	$0.75
Expired or cancelled	(195,000)	$2.49

Stock options outstanding, December 31, 2009	1,819,500	$0.88
Granted	500,000	$1.01
Expired or cancelled	(262,000)	$0.85
Exercised	(107,500)	$0.75

Stock options outstanding, September 30, 2010	1,950,000	$0.92	*

AVINO SILVER & GOLD MINES LTD.
Notes to the Interim Consolidated Financial Statements
For the nine months ended September 30, 2010
Express in Canadian dollars
(Unaudited)

10.	SHARE CAPITAL (Continued)

(d)	Stock options (continued)

Details of stock options outstanding are:

Expiry Date	Exercise Price		September 30, 2010 Stock Options Outstanding	December 31, 2009 Stock Options Outstanding

April 5, 2010	$1.35		-	42,500
April 5, 2010	$0.75		-	219,500
September 26, 2010	$0.75	*	-	52,500
April 26, 2011	$3.99		60,000	60,000
April 26, 2011	$0.75	*	850,000	865,000
February 26, 2013	$1.65		10,000	10,000
February 26, 2013	$0.75	*	410,000	410,000
September 22, 2014	$0.75		120,000	160,000
January 14, 2015	$0.81		75,000	-
September 10, 2015	$1.05		425,000	-

			1,950,000	1,819,500

*	Repriced during the year ended December 31, 2009, the Company’s shareholders and the TSX Venture Exchange approved a re-pricing of options for directors and employees. See Note 11.

As of September 30, 2010, 1,950,000 stock options (December 31, 2009 – 1,819,500) were exercisable with a weighted average remaining contractual life of 2.27 years (December 31, 2009 – 1.87 years).

During the period a total of 107,500 options were exercised for gross proceeds of $80,625.

AVINO SILVER & GOLD MINES LTD.
Notes to the Interim Consolidated Financial Statements
For the nine months ended September 30, 2010
Express in Canadian dollars
(Unaudited)

11.	STOCK-BASED COMPENSATION

During the period the ended September 30, 2010, the Company granted stock options to the directors and employees of the Company to purchase up to a total of 500,000 common shares at a weighted average exercise price of $0.59 per share pursuant to the Company’s stock option plan. Options granted to directors and employees vested immediately and options granted to investor relations vest on a quarterly basis over a period of one year from the grant date. Options issued during the period are exercisable for a period of five years with expiry dates of January 14, 2015 and September 10, 2015.

On August 25, 2009, the TSX Venture Exchange approved an amendment to the terms of 1,547,000 outstanding options held by directors and employees by adjusting the exercise price to $0.75 per share. The options previously had exercise prices ranging from $1.35 to $3.99. There were no adjustments to the life of the options. During the year end December 31, 2009, additional stock based compensation of $175,487 was recorded in relation to the re-pricing of the options.

During the period ended September 30, 2010, 262,000 options expired unexercised.

The amounts recorded as stock-based compensation are allocated as follows:

	September 30, 2010	September 30, 2009

Directors, officers and employees	$280,750	$-
Investor relations	877	-
	$281,627	$-

Option-pricing requires the use of highly subjective estimates and assumptions including the expected stock price volatility. Changes in the underlying assumptions can materially affect the fair value estimates. The fair value of the options re-priced and granted to officers, directors, employees and investor relations consultants was calculated using the Black-Scholes model with following weighted average assumptions and resulting grant date fair value:

	Period Ended September 30, 2010	Year Ended December 31, 2009
Weighted average assumptions:
Risk-free interest rate	2.08%	1.38%
Expected dividend yield	–	–
Expected option life (years)	5.00	2.27
Expected stock price volatility	74.90%	94.84%
Weighted average fair value at grant date	$0.59	$0.16

AVINO SILVER & GOLD MINES LTD.
Notes to the Interim Consolidated Financial Statements
For the nine months ended September 30, 2010
Express in Canadian dollars
(Unaudited)

12.	RELATED PARTY TRANSACTIONS AND BALANCES

In the normal course of operations the Company transacts with companies related to Avino’s directors or officers. The balances and transactions with related parties not disclosed elsewhere in these financial statements are as follows:

(a)	Amounts due from a related party:

	September 30, 2010	December 31, 2009
Coral Gold Resources Ltd.	$6,000	$-

(b)	Amounts due to related parties:

	September 30, 2010	December 31, 2009
Directors	$7,500	$18,000
Frobisher Securities Ltd.	1,528	516
Oniva International Services Corp.	135,788	145,120
Sampson Engineering Inc.	2,240	1,054
	$147,056	$164,690

Related party balances are unsecured, due on demand and do not bear interest.

(c)	The Company recorded the following amounts for management and consulting services provided by the following companies:

	Nine months ended
	September 30, 2010	September 30, 2009

Intermark Capital Corp	$72,000	$72,000
Wear Wolfin Design Ltd.	22,500	22,500
	$94,500	$94,500

(d)	The Company recorded the following amounts for other services provided by the following companies:

	Nine months ended
	September 30, 2010	September 30, 2009
Chevillon Exploration Consulting	$-	$4,331
Sampson Engineering Inc.	17,321	6,039
Directors fees	10,500	11,250
	$27,821	$21,620

(e)	The Company recorded the following amounts for administrative services and expenses provided by Oniva International Services Corp.:

	Nine months ended
	September 30, 2010	September 30, 2009

Salaries and benefits	$76,347	$62,694
Office and miscellaneous	44,290	48,834

	$120,637	$111,528

All related party transactions are recorded at the exchange amount, representing the value agreed upon by the Company and the related party, which management believes approximates fair value.

AVINO SILVER & GOLD MINES LTD.
Notes to the Interim Consolidated Financial Statements
For the nine months ended September 30, 2010
Express in Canadian dollars
(Unaudited)

13.	COMMITMENTS

The Company entered into a cost sharing agreement dated October 1, 1997, and amended November 1, 2003 to reimburse Oniva for a percentage of its overhead expenses, to reimburse 100% of its out-of-pocket expenses incurred on behalf of the Company, and to pay a percentage fee based on the total overhead and corporate expenses. The agreement may be terminated with one-month notice by either party. Transactions and balances with Oniva are disclosed in Note 12.

The Company’s subsidiary has various lease agreements for its office premises, use of land, and internet services provided at the mine site. The future lease obligations are as follows including an outstanding amount relating to a drilling agreement:

2010	$56,889
2011	11,499
2012	11,499
2013	11,499
2014	11,499
$102,886

14.	CAPITAL MANAGEMENT

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue the exploration and development of its properties and to maintain flexible capital structure for its projects for the benefit of its stakeholders. In the management of capital, the Company includes the components of shareholders’ equity as well as cash and cash equivalents.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may attempt to issue new shares or adjust the amount of cash and cash equivalents. Management reviews the capital structure on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable. The Company is not subject to externally imposed capital requirements.

15.	SEGMENTED INFORMATION

The Company’s operations are limited to one industry segment, being the acquisition, exploration and development of mineral properties. Regional geographic information pertaining to the Company’s mineral properties is disclosed in Note 7.

AVINO SILVER & GOLD MINES LTD.
Notes to the Interim Consolidated Financial Statements
For the nine months ended September 30, 2010
Express in Canadian dollars
(Unaudited)

16.	FINANCIAL INSTRUMENTS AND RISKS

(a)
Classification

The Company has classified its cash and cash equivalents as held-for-trading. Investments in related companies are classified as available-for-sale. Accounts payable and amounts due to related parties are classified as other liabilities. Interest receivable is classified as held for trading.

The following table summarizes information regarding the carrying values of the Company’s financial instruments:

	September 30, 2010	December 31, 2009

Held for trading (i)	$1,177,101	$2,829,751
Available for sale (ii)	376,433	204,036
Other financial liabilities (iii)	449,733	547,172

(i)	Cash and cash equivalents and interest receivable
(ii)	Investments in related companies
(iii)	Accounts payable and amounts due to related parties

(b)
Fair values

The Company’s financial instruments consist of cash and cash equivalents, interest receivable investments in related companies, accounts payable and amounts due to related parties.  The carrying amounts of these short-term financial instruments are a reasonable estimate of their fair value because of their current nature, and the investments in related companies are carried at fair values based on quoted market prices.

The Company classifies its fair value measurements in accordance with an established hierarchy that prioritizes the inputs in valuation techniques used to measure fair value as follows:

Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;

Level 2 – Inputs other than quoted prices that are observable for the asset or liability either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

Level 3 – Inputs that are not based on observable market date.

The following table sets forth the Company’s financial assets measured at fair value by level within the fair value hierarchy:

				Total
	Level 1	Level 2	Level 3	September 30, 2010

Cash and cash equivalents	$1,177,101	$-	$-	$1,177,101
Investments in related companies	376,433	-	-	376,433
	$1,553,534	$-	$-	$1,553,534

(c)	Interest rate risk In management’s opinion, the Company is not exposed to significant interest rate risk as the Company has no interest bearing debt.

AVINO SILVER & GOLD MINES LTD.
Notes to the Interim Consolidated Financial Statements
For the nine months ended September 30, 2010
Express in Canadian dollars
(Unaudited)

16.	FINANCIAL INSTRUMENTS AND RISKS (Continued)

(d)
Foreign exchange rate risk

The operations and financial instruments of the Company’s subsidiaries are denominated in Mexican pesos (“MXN”) and are converted into Canadian dollars as the reporting currency in these financial statements. Fluctuations in the exchange rates between the Mexican peso and the Canadian dollar could have a material effect on the Company’s business and on the reported amounts of the Company’s financial instruments. The Company is exposed to foreign exchange rate risk relating to cash denominated in Mexican pesos totalling $445,268 (MXN$5,460,067), and accounts payable denominated in pesos totalling $286,905 (MXN$3,518,155). The Company does not utilize any financial instruments or cash management policies to mitigate the risks arising from changes in foreign currency rates.

(e)
Credit risk

The Company's cash and equivalents are primarily held in a GIC and in accounts with Canadian financial institutions, and as at September 30, 2010 cash and cash equivalents substantially exceed the amounts covered under federal deposit insurance. To minimize the credit risk on cash and cash equivalents the Company uses high quality financial institutions. As at September 30, 2010 the Company has no financial assets that are past due or impaired due to credit risk defaults.

(f)
Liquidity risk

The Company ensures its holding of cash and cash equivalents is sufficient to meet its operational requirements. The Company handles its liquidity risk through the management of its capital structure. All of the Company’s financial liabilities have contractual maturities of approximately 30 days or are due on demand and are subject to normal trade terms.

(g)
Market risk

Market risk is the risk that the fair value of, or future cash flows from, the Company’s financial instruments will significantly fluctuate due to changes in market prices. The sale of the financial instruments can be affected by changes in interest rates, foreign exchange rates, and equity prices. The Company is exposed to market risk in trading its investments, and unfavourable market conditions could result in dispositions of investments at less than favourable prices. The Company’s investments are accounted for at estimated fair values and are sensitive to changes in market prices, such that changes in market prices result in a proportionate change in the carrying value of the Company’s investments. The Company’s ability to raise capital to fund mineral resource exploration is subject to risks associated with fluctuations in mineral resource prices. Management closely monitors commodity prices, individual equity movements, and the stock market to determine the appropriate course of action to be taken by the Company.

(h)
Sensitivity analysis

The Company has completed a sensitivity analysis to estimate the impact on net loss for the year which a change in foreign exchange rates would have had.  A change of +/- 6% in MXN$ foreign exchange rate would have an impact of approximately +/- $19,100 on the Company’s net loss.  This impact results from the Company’s MXN$ based balances of monetary assets and liabilities.

AVINO SILVER & GOLD MINES LTD.
Notes to the Interim Consolidated Financial Statements
For the nine months ended September 30, 2010
Express in Canadian dollars
(Unaudited)

17.	SUBSEQUENT EVENTS

Subsequent to the end of the period, the Company completed a private placement of 2,400,000 units at a price of $1.25 per unit for gross proceeds of $3,000,000. Each unit consists of one common share and one non-transferable share purchase warrant. Each warrant will entitle the investor to purchase one additional common share at an exercise price of $1.52 with a term of three years until November 10, 2013.